Exhibit 12.1

COEUR MINING, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Fixed charges:
Interest expense	$19,594,301	$26,059,703	$32,724,170	$27,107,154	$17,112,764	$2,882,424
Capitalized interest	361,053	2,663,251	2,175,427	9,884,993	22,824,599	18,724,062
Amortization of public offering costs	1,064,313	1,145,548	2,049,964	3,834,568	989,235	1,843,625
Portion of rent expense representative of interest	1,875,692	3,986,477	4,028,435	3,342,969	3,774,082	4,380,338

Total fixed charges	$22,895,359	$33,854,979	$40,977,996	$44,169,684	$44,700,680	$27,830,449

Earnings available for fixed charges:
Net income (loss) from continuing operations before income taxes	$10,884,000	$117,289,000	$207,836,000	$(92,665,000)	$(76,073,000)	$(25,550,000)
Fixed charges per above	22,895,359	33,854,979	40,977,996	44,169,684	44,700,680	27,830,449
Less interest capitalized	(361,053)	(2,663,251)	(2,175,427)	(9,884,993)	(22,824,599)	(18,724,062)
Current period amortization of capitalized interest	3,090,257	5,725,301	6,428,521	3,294,362	1,436,018	87,810

Total earnings available for fixed charges	36,508,563	154,206,029	253,067,090	(55,085,947)	(52,760,901)	(16,355,803)

Earnings sufficient (insufficient) to cover fixed charges	$13,613,204	$120,351,050	$212,089,094	$(99,255,631)	$(97,461,581)	$(44,186,252)

Ratio of earnings to fixed charges	1.59x	4.56x	6.18x	N/A	N/A	N/A